Exhibit 1

News Release

XOMA Licenses Antibody Technology to Pfizer
Initial Payment to XOMA of $30 Million

Berkeley, CA – August 28, 2007 – XOMA Ltd. (Nasdaq: XOMA) today announced that it has licensed to Pfizer Inc, the world's largest research-based biomedical and pharmaceutical company, non-exclusive, worldwide rights to XOMA’s patented bacterial cell expression (BCE) technology for phage display and other research, development and manufacturing of antibody products.

Under the terms of the agreement, XOMA will receive an upfront, non-dilutive cash payment of $30 million and milestone, royalty and other fees on future sales of all products subject to this license, including products currently in late-stage clinical development.

Steven Engle, Chief Executive Officer and President of XOMA, said, “This agreement provides clear validation of XOMA’s antibody research and affirms XOMA’s ability to capitalize on the value of our patented technologies.  We continue to execute our strategy of using our technologies to generate high-margin revenue in support of our programs, including our proprietary product pipeline.  We are very pleased that Pfizer has chosen to incorporate our BCE technology into their global drug development effort, and we look forward to what we anticipate will be a mutually beneficial relationship.”

“BCE is an enabling technology for antibody phage display discovery and for the manufacture of bacterially expressed therapeutic antibody products,” Mr. Engle continued.  “It is a proven technology for commercially significant therapeutic antibodies as demonstrated by the approval of LUCENTIS® for wet age-related macular degeneration.  With more than 45 license agreements in place, BCE continues to be a seminal enabling technology in antibody discovery and production.”

XOMA has licensed its BCE technology to many major pharmaceutical and biotechnology companies, including Merck & Co., Inc., Centocor, Inc. and Alexion Pharmaceuticals, Inc. for use in the development and manufacturing of marketed and investigational therapeutic antibody products.  Under a license agreement with Genentech, Inc., XOMA currently receives royalties for their marketed therapeutic antibody product, LUCENTIS® which has been approved for the treatment of wet age-related macular degeneration since 2006.  LUCENTIS® (ranibizumab) is an antibody fragment to Vascular Endothelial Growth Factor (VEGF).  BCE technology is also employed for the production of CIMZIA (certolizumab, CDP-870), UCB S.A.’s anti-TNF (tumor necrosis factor) alpha antibody fragment, which has been submitted for regulatory approval for Crohn’s disease. CIMZIA has had positive results in two Phase III trials in rheumatoid arthritis and in one mid-stage clinical trial in psoriasis.

XOMA plans to update 2007 revenue guidance to reflect the new agreement when it announces third quarter 2007 results.

Bacterial Cell Expression Technology

Bacterial cell expression technology (BCE) is an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies for commercial purposes. BCE is also a key technology used in multiple systems for high-throughput screening of antibody domains. Expression of antibodies by phage display technology, for example, depends on the expression and secretion of antibody domains from bacteria as properly folded, functional proteins.

XOMA scientists were the first to demonstrate the secretion of antibody domains directly from the bacterial cells as fully functional, properly folded molecules. XOMA has received ten U.S. patents to date relating to aspects of its BCE system, including six patents that broadly cover the secretion of immunoglobulins from bacteria, including antibody fragments such as Fab and single-chain antibodies. Corresponding foreign patents have also been granted. XOMA’s intellectual property estate is applicable to the practice of antibody phage display and other antibody screening applications.

About XOMA
XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases.  XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. and Merck Serono S.A.) to treat moderate-to-severe plaque psoriasis, and LUCENTIS® (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis AG) to treat neovascular (wet) age-related macular degeneration.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA's proprietary Human Engineering™ and bacterial cell expression technologies. More than 45 companies have signed BCE licenses. XOMA's development collaborators include Lexicon Pharmaceuticals, Inc., Novartis, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. With a fully integrated product development infrastructure, XOMA's product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company's website at www.xoma.com.

Certain statements contained herein concerning product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

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Contact:

Greg Mann
Investor Relations and Corporate Communications
510.204.7270
investorrelations@xoma.com